QuickLinks -- Click here to rapidly navigate through this document

Please read the instructions accompanying this Notice of Guaranteed Delivery carefully before completing it. The Depositary (see the Letter of Transmittal and Cash Election Form for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL AND CASH ELECTION FORM

NOTICE OF GUARANTEED DELIVERY

for registered holders of

CLASS A SUBORDINATE VOTING SHARES

of

INTIER AUTOMOTIVE INC.

        This Notice of Guaranteed Delivery must be used by registered holders of Class A Subordinate Voting Shares ("Intier Class A Subordinate Voting Shares") of Intier Automotive Inc. ("Intier") in connection with the proposed privatization of Intier by Magna International Inc. to be effected by way of a court-approved plan of arrangement (the "Arrangement") if such Shareholders wish to make a Cash Election by surrendering their share certificates representing Intier Class A Subordinate Voting Shares ("Share Certificates") and such Share Certificates are not immediately available, or such Shareholders cannot deliver all other required documents to the Depositary, not later than 5:00 p.m. (Toronto time) on March 28, 2005, or, if the special meeting of holders of Intier Class A Subordinate Voting Shares to be held on March 30, 2005 (the "Meeting") is adjourned or postponed, not later than 5:00 p.m. (Toronto time) on the second day (excluding Saturdays, Sundays and holidays) before the Meeting (the "Election Deadline").

        The terms and conditions of the Arrangement, the Arrangement Agreement and the Letter of Transmittal and Cash Election Form are incorporated by reference into this Notice of Guaranteed Delivery.

        Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Intier Management Information Circular/Proxy Statement (the "Circular") dated March 7, 2005 have the respective meanings ascribed to them in the Circular.

TO:    Computershare Trust Company of Canada, the Depositary

By Ordinary Mail:	By Registered Mail, Hand Delivery or Courier:	To U.S. Forwarding Agent by Hand Delivery or Courier
Computershare Trust Company of Canada P.O. Box 7021 31 Adelaide St. E Toronto, Ontario M5C 3H2	Computershare Trust Company of Canada 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005
Attn: Corporate Actions	Attn: Corporate Actions	Attn: Corporate Actions

Facsimile Transmission: (416) 981-9663

        Any Shareholder who wishes, in respect of any Intier Class A Subordinate Voting Share held by such Shareholder, to make a Cash Election but whose Share Certificates representing such shares are not available prior to the Election Deadline, or if the Shareholder cannot deliver all other required documents to the Depositary prior to the Election Deadline, may nevertheless surrender such shares and make a Cash Election provided that all of the following conditions are met:

  (a)
  the surrender of the holder's Intier Class A Subordinate Voting Shares is made by or through an Eligible Institution (as defined below);

  (b)
  this Notice of Guaranteed Delivery or an originally executed facsimile copy hereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form set out below, is received by the Depositary at one of the addresses or the fax number set out above prior to the Election Deadline; and

  (c)
  the Share Certificate(s) representing the surrendered Intier Class A Subordinate Voting Shares, together with the Letter of Transmittal and Cash Election Form, properly completed and duly executed with any required signature guarantees, covering the surrendered Intier Class A Subordinate Voting Shares and all other documents required by the Letter of Transmittal and Cash Election Form, are received by the Depositary not later than 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange following the Election Deadline.

        This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary at one of the addresses or the fax number set out above and must include a guarantee by an Eligible Institution in the form set out below.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP), a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or an institution that is otherwise an "eligible guarantor institution" (as such term is defined in Rule 17Ad-15 under the U.S. Securities Exchange Act of 1934).

        Delivery of this Notice of Guaranteed Delivery and the Letter of Transmittal and Cash Election Form and accompanying Share Certificates to any office other than the offices of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal and Cash Election Form is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature must appear in the applicable space in the Letter of Transmittal and Cash Election Form.

        Do not send Share Certificates with this Notice of Guaranteed Delivery. Share Certificates must be sent with your Letter of Transmittal and Cash Election Form.

TO:	Magna International Inc. ("Magna")
AND TO:	893898 Ontario Inc. ("Magna Subco")
AND TO:	Intier Automotive Inc. ("Intier")
AND TO:	Computershare Trust Company of Canada (the "Depositary")

        The undersigned registered holder of the Intier Class A Subordinate Voting Shares set out below hereby surrenders and delivers to you, upon the terms and subject to the conditions set out in the Plan of Arrangement, the Arrangement Agreement and the Letter of Transmittal and Cash Election Form, receipt of which is hereby acknowledged, the Intier Class A Subordinate Voting Shares set out below, pursuant to the guaranteed delivery procedures set out in Instruction 2 of the Letter of Transmittal and Cash Election Form ("Procedure for Guaranteed Delivery").

Name and Address(es) of Registered Holder(s)	Certificate Number(s)	Number of Intier Class A Subordinate Voting Shares Surrendered

TOTAL:

(Please print or type. If space provided is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above format.)

BOX A CASH ELECTION

If you are making a Cash Election in respect of any of your Intier Class A Subordinate Voting Shares, check the appropriate box and, if applicable, indicate the number of Intier Class A Subordinate Voting Shares in respect of which you are making a Cash Election in the space provided below.
☐ The undersigned hereby elects to receive Cash Elected Consideration (in Canadian currency) in respect of ALL Intier Class A Subordinate Voting Shares held by the undersigned.
☐ The undersigned hereby elects to receive Cash Elected Consideration (in Canadian currency) in respect of Intier Class A Subordinate Voting Shares held by the undersigned.

BOX B TAX STATUS AND RESIDENCE OF BENEFICIAL OWNER

☐ Check this box if the beneficial owner of the surrendered Intier Class A Subordinate Voting Shares is either (1) exempt from tax under Part I of the Income Tax Act (Canada) OR (2) not a resident of Canada for purposes of the Income Tax Act (Canada) (for this purpose, a "resident of Canada" includes a partnership, any member of which (other than a person exempt from tax under Part I of the Income Tax Act (Canada)) is a resident of Canada).
If you check this box, you will be deemed to be a Tendering Shareholder for purposes of the Arrangement.
If you do not check this box, you will be deemed to be an Amalgamating Shareholder for purposes of the Arrangement.

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

Date	Zip Code/Postal Code

Telephone Number (business hours)

GUARANTEE
(Not to be used for signature guarantee)

        The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Intier Class A Subordinate Voting Shares surrendered hereby in proper form for transfer, together with a Letter of Transmittal and Cash Election Form (or a facsimile thereof), properly completed and duly executed with any required signature guarantees and all other documents required by the Letter of Transmittal and Cash Election Form at or prior to 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange following the Election Deadline.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number

QuickLinks

NOTICE OF GUARANTEED DELIVERY for registered holders of CLASS A SUBORDINATE VOTING SHARES of INTIER AUTOMOTIVE INC.